SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of May  2007
Commission File Number: 001-06439
SONY CORPORATION
(Translation of registrant’s name into English)
7-1, KONAN 1-CHOME, MINATO-KU, TOKYO 108-0075, JAPAN
(Address of principal executive offices)
The registrant files annual reports under cover of Form 20-F.
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes  ☐   No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SONY CORPORATION

Notice of the Ordinary General Meeting of

Shareholders to be held on June 21, 2007

To the Registered Holders of American Depositary Receipts / European Depositary Receipts representing Common Stock of Sony Corporation (the “Corporation”):

The undersigned Depositary has received notice that the Corporation has called an ordinary general meeting of shareholders to be held in Tokyo, Japan on June 21, 2007 (the “Meeting”) for the following purposes:

MATTERS TO BE REPORTED:

To receive reports on the business report, non-consolidated financial statements, consolidated financial statements and Audit Reports on the consolidated financial statements by the Independent Auditors (certified public accountants) and the Audit Committee for the fiscal year ended March 31, 2007 (from April 1, 2006 to March 31, 2007) pursuant to the Company Law of Japan.

PROPOSALS TO BE ACTED UPON:

< CORPORATION’S PROPOSALS (PROPOSALS 1 to 3) >

1.	To elect 14 Directors.
2.	To elect the Independent Auditor.
3.	To issue Stock Acquisition Rights for the purpose of granting stock options.

< SHAREHOLDERS’ PROPOSAL (PROPOSAL 4) >

4.	To amend the Articles of Incorporation with respect to disclosure to shareholders regarding remuneration paid to each Director.

EXPLANATION ON THE SUBJECT MATTERS OF THE MEETING

MATTERS TO BE REPORTED:

To receive reports on the business report, non-consolidated financial statements, consolidated financial statements and Audit Reports on the consolidated financial statements by the Independent Auditors (certified public accountants) and the Audit Committee for the fiscal year ended March 31, 2007 (from April 1, 2006 to March 31, 2007).

Note:	The Consolidated Financial Statements will be available on the Sony Investor Relations website on or after June 6, 2007.

This document can be accessed at http://www.sony.net/SonyInfo/IR/stock/meeting.html

PROPOSALS TO BE ACTED UPON:

< CORPORATION’S PROPOSALS (PROPOSALS 1 to 3) >

1.        To elect 14 Directors.

The terms of office of all 14 Directors will expire at the conclusion of the Meeting. In accordance with the decision of the Nominating Committee, the election of the following 14 Directors is proposed.

Of the 14 director candidates, each of the 11 candidates for outside Director has management experience and demonstrated performance, expertise in fields including technology, an international orientation, independence in terms of having no special-interest relationships with the Corporation, and has been judged sufficiently able to fulfill the roles of determining the fundamental management policies of Sony Group and overseeing the management of Sony Group’s business operations.

The candidates for Director are as follows:

(*Candidates for outside Director)

Name (Date of Birth)	Brief Personal History and Representative Status in Other Companies		Number of the Corporation’s Shares Held
1. Sir Howard Stringer (February 19, 1942)	May 1997	Entered Sony Corporation of America President, Sony Corporation of America	10,000 shares
	December 1998	Chairman and Chief Executive Officer, Sony Corporation of America (present)
	June 1999	Director, Sony Corporation (present)
	April 2003	Vice Chairman, Sony Corporation
	June 2003	Vice Chairman, Corporate Executive Officer, Sony Corporation
	April 2005	Officer in charge of Entertainment Business Group and Game Business Group
	June 2005	Chairman and Chief Executive Officer, Representative Corporate Executive Officer, Sony Corporation (present)
This candidate has served as a Director of the Corporation for eight years. Currently, as the Chief Executive Officer of Sony Group, he would be responsible for overall management of the entire Group.
2. Ryoji Chubachi (September 4, 1947)	April 1977	Entered Sony Corporation	21,500 shares
	June 1999	Corporate Vice President, Sony Corporation
	June 2002	Corporate Senior Vice President, Sony Corporation
	June 2003	Executive Vice President, Sony Corporation
	June 2004	Executive Deputy President, Corporate Executive Officer, Sony Corporation
	April 2005	Electronics Chief Executive Officer, Sony Corporation (present)
	June 2005	Director, Sony Corporation (Present) President, Representative Corporate Executive Officer, Sony Corporation (present)

This candidate has served as a Director of the Corporation for two years.  Currently, as the Electronics Chief Executive Officer, he would be responsible for overall management of the electronics business.

Name (Date of Birth)	Brief Personal History and Representative Status in Other Companies		Number of the Corporation’s Shares Held
3. Katsumi Ihara (September 24, 1950)	May 1981	Entered Sony Corporation	3,000 shares
	June 1997	Corporate Senior Vice President, Sony Corporation
	June 2000	Corporate Executive Vice President, Sony Corporation
	October 2001	President, Sony Ericsson Mobile Communications AB
	June 2004	Executive Deputy President, Corporate Executive Officer, Sony Corporation Group Chief Strategy Officer and Group Chief Financial Officer, Sony Corporation Director, Sony Corporation (present)
	June 2005	Executive Deputy President, Representative Corporate Executive Officer, Sony Corporation (present)
	October 2006	Officer in charge of Consumer Products Group, Sony Corporation (present)

This candidate has served as a Director of the Corporation for two years.  Currently, as Representative Corporate Executive Officer, he would assist the Chief Executive Officer and Electronics Chief Executive Officer in overall Group management, and would be in charge of Consumer Products Group of electronics.

4. * Akishige Okada (April 9, 1938)	April 1963	Entered The Mitsui Bank, Ltd.	1,000 shares
	June 1991	Director, The Mitsui Taiyo Kobe Bank, Ltd.
	June 1995	Managing Director, The Sakura Bank, Ltd.
	June 1996	Senior Managing Director, The Sakura Bank, Ltd.
	June 1997	President, The Sakura Bank, Ltd.
	April 2001	Chairman of the Board, Sumitomo Mitsui Banking Corporation
	June 2002	Director, Sony Corporation (present)
	December 2002	Chairman of the Board, Sumitomo Mitsui Financial Group, Inc.
	June 2005	Advisor, Sumitomo Mitsui Banking Corporation (present)

This candidate brings extensive expertise and wide-ranging insight in the area of bank management and has served as an outside Director of the Corporation for five years.  He currently serves as Chairman of the Compensation Committee.

He was a director of Sumitomo Mitsui Banking Corporation (“SMBC”).  In December 2005, SMBC received a recommendation issued by the Japanese Fair Trade Commission based on several violations of Section 19 of the Anti-Monopoly Law (Prohibition on Unfair Trade Practices) with respect to certain sales activities of SMBC during his tenure in this position between 2002 and 2004.  In April 2006, SMBC also received administrative orders issued by the Financial Services Agency of Japan with respect to such sales activities under Banking Law.

Name (Date of Birth)	Brief Personal History and Representative Status in Other Companies		Number of the Corporation’s Shares Held
5. * Hirobumi Kawano (January 1, 1946)	July 1969	Entered Ministry of International Trade and Industry (“MITI”) (later renamed the Ministry of Economy, Trade and Industry (“METI”))	4,000 shares
	June 1989	Director, Americas-Oceania Division, International Trade Policy Bureau, MITI
	June 1991	Director, General Industrial Machinery Division, Machinery and Information Industries Bureau, MITI
	June 1993	Director, General Coordination Division, Minister’s Secretariat, MITI
	June 1995	Director-General, Petroleum Department, Agency of Natural Resources and Energy, MITI
	August 1996	Director-General, Machinery and Information Industries Policy, Machinery and Information Industries Bureau, MITI
	June 1998	Director-General, Basic Industries Bureau, MITI
	September 1999	Director-General, Agency for Natural Resources and Energy, MITI
	September 2002	Executive Advisor, The Tokio Marine and Fire Insurance Co., Ltd.
	June 2003	Director, Sony Corporation (present)
	August 2004	Senior Vice President, JFE Steel Corporation (present)

This candidate, who has developed a wealth of experience and expertise in the METI and has a deep understanding of the industry, has served as an outside Director of the Corporation for four years.  He currently serves as Vice Chairman of the Board and a member of the Nominating Committee.

6. * Yotaro Kobayashi (April 25, 1933)	October 1958	Entered Fuji Photo Film Co., Ltd.	3,600 shares
	September 1963	Entered Fuji Xerox Co., Ltd.
	December 1968	Director, Fuji Xerox Co., Ltd.
	December 1972	Managing Director, Fuji Xerox Co., Ltd.
	January 1976	Deputy President and Director, Fuji Xerox Co., Ltd.
	January 1978	President and Chief Executive Officer, Fuji Xerox Co., Ltd.
	January 1992	Chairman and Chief Executive Officer, Fuji Xerox Co., Ltd.
	June 2003	Director, Sony Corporation (present)
	April 2006	Chief Corporate Advisor, Fuji Xerox Co., Ltd. (present)

This candidate has extensive experience in global management and has served as an outside Director of the Corporation for four years.  He currently serves as Chairman of the Board and Chairman of the Nominating Committee.

Name (Date of Birth)	Brief Personal History and Representative Status in Other Companies		Number of the Corporation’s Shares Held
7. * Sakie T. Fukushima (September 10, 1949)	June 1980	Entered Braxton International	-
	September 1987	Entered Bain & Company
	August 1991	Entered Korn/Ferry International - Japan
	May 1995	Member, Board of Directors, Korn/Ferry International, U.S.A. (present)
	September 2000	Managing Director, Korn/Ferry International - Japan
	July 2001	Representative Director & Regional Managing Director, Korn/Ferry International - Japan (present)
	June 2003	Director, Sony Corporation (present)
<Representative Status in Other Companies> Representative Director & Regional Managing Director, Korn/Ferry International - Japan

This candidate, who has a keen knowledge of globally-minded personnel and a deep understanding of global management, has served as an outside Director of the Corporation for four years. She currently serves as a member of the Audit Committee.

8. * Yoshihiko Miyauchi (September 13, 1935)	April 1964	Entered Orient Leasing Co., Ltd. (currently, ORIX Corporation)	1,000 shares
	March 1970	Director, ORIX Corporation
	November 1973	Managing Director, ORIX Corporation
	May 1976	Senior Managing Director, ORIX Corporation
	December 1979	Director, Deputy President, ORIX Corporation
	December 1980	Representative Director, President, ORIX Corporation
	April 2000	Representative Director, Chairman and Chief Executive Officer, ORIX Corporation
	June 2003	Director, Sony Corporation (present) Director, Representative Executive Officer, Chairman and Chief Executive Officer, ORIX Corporation (present)
<Representative Status in Other Companies> Representative Executive Officer, ORIX Corporation

This candidate has practiced innovative management in Japan, has an extensive knowledge of corporate governance and has served as an outside Director of the Corporation for four years. He currently serves as a member of the Compensation Committee.

Name (Date of Birth)	Brief Personal History and Representative Status in Other Companies		Number of the Corporation’s Shares Held
9. * Yoshiaki Yamauchi (June 30, 1937)	December 1962	Entered Arthur Andersen & Co.	-
	September 1986	Country Managing Partner - Japan, Arthur Andersen & Co. President, Eiwa Audit Corporation
	October 1991	President, Inoue Saito Eiwa Audit Corporation
	October 1993	Executive Director, Asahi & Co. Deputy Country Managing Partner - Japan, Arthur Andersen & Co.
	June 1999	Director, Sumitomo Banking Corporation
	June 2000	Statutory Auditor, Stanley Electric Co., Ltd. (present)
	April 2001	Director, Sumitomo Mitsui Banking Corporation (present)
	December 2002	Director, Sumitomo Mitsui Financial Group, Inc. (present)
	June 2003	Director, Sony Corporation (present)

In addition to hands-on auditing experience and international expertise as a certified public accountant, this candidate’s track record includes the management of an auditing firm. He has served as an outside Director of the Corporation for four years. He currently serves as Chairman of the Audit Committee.

He is an outside director of Sumitomo Mitsui Banking Corporation (“SMBC”). In December 2005, SMBC received a recommendation issued by the Japanese Fair Trade Commission based on several violations of Section 19 of the Anti-Monopoly Law (Prohibition on Unfair Trade Practices) with respect to certain sales activities of SMBC during his tenure in this position between 2002 and 2004. In April 2006, SMBC also received administrative orders issued by the Financial Services Agency of Japan with respect to such sales activities under Banking Law. He had previously cautioned the board of directors about the bank’s overall business activities from the standpoint of legal compliance. After this incident occurred, he voiced his opinion about recovering the bank’s credibility by conducting an internal investigation and implementing thorough measures to prevent a recurrence.

10. * Sir Peter Bonfield (June 3, 1944)	October 1981	Entered ICL plc	-
	December 1986	Chairman, ICL plc
	January 1996	Chief Executive Officer, British Telecom plc
	March 2002	Member of the Board, Telefonaktiebolaget LM Ericsson (present) Member of the Board, Mentor Graphics Corporation (present)
	April 2002	Member of the Board, Taiwan Semiconductor Manufacturing Company Limited (present)
	May 2004	Member of the Advisory Board, Sony Corporation
	June 2005	Director, Sony Corporation (present)

In addition to serving as Chief Executive Officer of British Telecom, this candidate was a member of the Advisory Board of the Corporation and has served as an outside Director of the Corporation for two years. He currently serves as a member of the Nominating Committee.

Name (Date of Birth)	Brief Personal History and Representative Status in Other Companies		Number of the Corporation’s Shares Held
11. * Fueo Sumita (May 24, 1938)	April 1961	Entered Hitachi, Ltd.	700 shares
	February 1988	Entered Century Audit Corporation
	May 1999	Chairman, Century Audit Corporation
	July 2000	Deputy Director, Ohta-Showa Century Audit Corporation (currently, Ernst & Young ShinNihon)
	May 2002	Executive Vice President, Kawada Corporation
	August 2003	Chief of Sumita Accounting Office (present)
	June 2005	Director, Sony Corporation (present)

In addition to hands-on auditing experience and international expertise as a certified public accountant, this candidate’s track record includes the management of an auditing firm. He has served as an outside Director of the Corporation for two years. He currently serves as a member of the Audit Committee.

12. * Fujio Cho (February 2, 1937)	April 1960	Entered Toyota Motor Corporation	2,000 shares
	September 1988	Director, Toyota Motor Corporation
	December 1988	President, Toyota Motor Manufacturing U.S.A.
	September 1994	Managing Director, Toyota Motor Corporation
	June 1996	Senior Managing Director, Toyota Motor Corporation
	June 1998	Executive Vice President, Toyota Motor Corporation
	June 1999	President, Toyota Motor Corporation
	June 2005	Vice Chairman, Toyota Motor Corporation
	June 2006	Director, Sony Corporation (present) Chairman, Toyota Motor Corporation (present)

<Representative Status in Other Companies>

Representative Director, Toyota Motor Corporation

(The Corporation has entered into certain business transactions with Toyota Motor Corporation including the sale of products.)

This candidate offers broad-ranging insight and a wealth of experience in managing manufacturers and global companies. Since 2006, he has served as an outside Director of the Corporation. He currently serves as a member of the Compensation Committee.

Name (Date of Birth)	Brief Personal History and Representative Status in Other Companies		Number of the Corporation’s Shares Held
13. * Ned Lautenbach (February 2, 1944)	1968	Entered IBM Corporation	4,411 shares
	1986	President, IBM National Distribution Division of the U.S.
	1991	President, IBM Asia Pacific Operations
	1993	Chairman, IBM World Trade Corporation
	1998	Senior Vice President & Group Executive, IBM Worldwide Sales & Services Partner, Clayton, Dubilier & Rice, Inc. (present)
	June 2006	Director, Sony Corporation (present)

Formerly employed by IBM, where he was in charge of worldwide sales and service, this candidate brings a wealth of experience in global business and has a deep technical understanding of technology. Since 2006, he has served as an outside Director of the Corporation.

14. * Ryuji Yasuda (April 28, 1946)	January 1979	Entered McKinsey & Company	3,000 shares
	June 1986	Principal Partner, McKinsey & Company
	June 1991	Director, McKinsey & Company
	June 1996	Managing Director and Chairman, A.T. Kearney, Asia
	June 2003	Chairman, J-Will Partners Co., Ltd. Director, Daiwa Securities Group Inc. (present)
	April 2004	Professor, Hitotsubashi University, Graduate School of International Corporate Strategy (present)
	June 2005	Director, Fuji Fire and Marine Insurance Co., Ltd. (present)

Mr. Yasuda has wide-ranging experience as a university professor, consultant and corporate manager, as well as expertise in corporate strategy and financial institution management. The decision has been made for Mr. Yasuda to be a candidate for outside Director.

He is an outside director of Fuji Fire and Marine Insurance Co., Ltd. (the “Company”). In March 2007, during his tenure in this position, the Company received administrative orders issued by the Financial Services Agency of Japan under the Insurance Business Law for inappropriately failing to pay insurance claims on some of its insurance products. He had previously cautioned the board of directors about the Company’s overall business management structure from the standpoint of legal compliance. After this incident occurred, he voiced his opinion about the need to investigate the issues and to initiate drastic reform of business operations to prevent a recurrence.

Note:	The Corporation has concluded agreements limiting the liability of the 10 current outside Directors. If Mr. Ryuji Yasuda, a new candidate for outside Director, is appointed, the Corporation plans to conclude such an agreement with him. For a summary of the limited liability agreement, please refer to page 15.

2.      To elect the Independent Auditor.

Following an order by the Financial Services Agency of Japan to suspend its auditing for purposes of the Japanese legislative audit starting July 1, 2006, ChuoAoyama Accounting Firm stepped down from its position as the Corporation’s independent auditor. At a meeting of the Audit Committee of the Board of Directors held on July 3, 2006, a resolution was passed to appoint PricewaterhouseCoopers Aarata (the “Firm”) as temporary independent auditor to replace ChuoAoyama Accounting Firm.

The term of office of the Firm as temporary independent auditor will expire at the conclusion of the Meeting. Taking into account the Firm’s suitability for audit work at the Corporation and its commitment to a strong internal management control system, both of which have been confirmed by the Audit Committee based upon a careful study, the Audit Committee resolved to request approval that the Firm be appointed independent auditor at the Meeting.

The independent auditor candidate is described below.

Name of Organization	PricewaterhouseCoopers Aarata
Offices	Principal Office:	13th floor, East Tower, Sumitomo Fudosan Mita Twin Building, 2-8, Shibaura 4-chome, Minato-ku, Tokyo
	Other Offices:	Nagoya and Osaka
History	June 1, 2006 July 1, 2006	Established Business operations commenced
Outline (As of March 31, 2007)	Capital:	514 Million Yen
	Staffing:	Partners	94
		CPAs and Assistant CPAs	486
		U.S. CPAs and other professionals	471
		Clerks	99
		Total	1,150
	Number of Clients:	842

3. To issue Stock Acquisition Rights for the purpose of granting stock options.

It is proposed that the Corporation will issue stock acquisition rights to directors, corporate executive officers and employees of the Corporation and of its subsidiaries, for the purpose of granting stock options, pursuant to the provisions of Articles 236, 238 and 239 of the Company Law of Japan, and that the Corporation will delegate the determination of the terms of such stock acquisition rights to the Board of Directors of the Corporation. For a summary of the stock acquisition rights issued by the Corporation in the past, please refer to pages 16 and 17.

I. The reason why the Corporation needs to offer stock acquisition rights upon especially favorable terms.

The Corporation will issue stock acquisition rights to directors, corporate executive officers and employees of the Corporation and of its subsidiaries for the purpose of giving directors, corporate executive officers and employees of the Corporation and of its subsidiaries an incentive to contribute towards the improvement of the business performance of the Corporation and of its group companies (hereinafter referred to as the “Group”) and thereby improving such business performance of the Group, by making the economic interest which such directors, corporate executive officers or employees will receive correspond to the business performance of the Corporation.

II. Terms and conditions of issue of stock acquisition rights (hereinafter referred to as “Stock Acquisition Rights”), the terms of which the Board of Directors of the Corporation may determine pursuant to the delegation of such determination by the approval of the Meeting.

1. Maximum Limit of Aggregate Numbers of Stock Acquisition Rights

    Not exceeding 27,500.

2. Payment in exchange for Stock Acquisition Rights

    Stock Acquisition Rights are issued without payment of any consideration to the Corporation.

3. Matters regarding Stock Acquisition Rights

(1)	Class and Number of Shares to be Issued or Transferred upon Exercise of Stock Acquisition Rights

The class of shares to be issued or transferred upon exercise of Stock Acquisition Rights shall be shares of common stock, and the number of shares to be issued or transferred upon exercise of each Stock Acquisition Right (hereinafter referred to as the “Number of Granted Shares”) shall be 100 shares.

The aggregate number of shares to be issued or transferred upon exercise of Stock Acquisition Rights shall not exceed 2,750,000 shares of common stock of the Corporation (hereinafter referred to as the “Common Stock”). However, in the event that the Number of Granted Shares is adjusted pursuant to (2) below, the aggregate number of shares to be issued or transferred upon exercise of Stock Acquisition Rights shall not exceed the number obtained by multiplying the Number of Granted Shares after adjustment by the maximum limit of the aggregate number of Stock Acquisition Rights as prescribed in 1. above.

(2)	Adjustment of Number of Granted Shares

In the event that the Corporation conducts a stock split (including free distribution of shares (musho-wariate)) or a consolidation of the Common Stock after the date of a resolution of the Meeting, the Number of Granted Shares shall be adjusted in accordance with the following formula:

	Number of Granted Shares after adjustment =	Number of Granted Shares before adjustment	x	Ratio of split or consolidation

Any fraction less than one (1) share resulting from the adjustment shall be disregarded.

(3)	Amount of the Assets to be Contributed upon Exercise of Stock Acquisition Rights

The amount of the assets to be contributed upon exercise of each Stock Acquisition Right shall be the amount obtained by multiplying the amount to be paid in per share to be issued or transferred upon exercise of Stock Acquisition Rights (hereinafter referred to as the “Exercise Price”), which is provided below, by the Number of Granted Shares.

	(i)	Initial Exercise Price

The Exercise Price shall initially be as follows:

		(A)	Stock Acquisition Rights with Exercise Price Denominated in Yen

The Exercise Price shall be initially the average of the closing prices of Common Stock in the regular trading thereof on the Tokyo Stock Exchange (each hereinafter referred to as the “Closing Price”) for the ten (10) consecutive trading days (excluding days on which there is no Closing Price) immediately prior to the allotment date of such Stock Acquisition Rights (any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen); provided, however, that if such calculated price is lower than any of (a) the average of the Closing Prices for the thirty (30) consecutive trading days (excluding days on which there is no Closing Price) commencing forty-five (45) trading days immediately before the day that is immediately after the allotment date of Stock Acquisition Rights (any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen), (b) the average of the Closing Prices for the thirty (30) consecutive trading days (excluding days on which there is no Closing Price) commencing forty-five (45) trading days immediately before the date (being the allotment date of Stock Acquisition Rights) on which the Corporation fixes the Exercise Price (any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen), or (c) the Closing Price on the allotment date of Stock Acquisition Rights (if there is no Closing Price on such date, the Closing Price on the immediately preceding trading day), the Exercise Price shall be the highest price among (a), (b) and (c) above.

		(B)	Stock Acquisition Rights with Exercise Price Denominated in U.S. Dollars

The Exercise Price shall be initially the U.S. dollar amount obtained by dividing the average of the Closing Prices for the ten (10) consecutive trading days (excluding days on which there is no Closing Price) immediately prior to the allotment date of such Stock Acquisition Rights (hereinafter referred to as the “Reference Yen Price”) by the average of the exchange rate quotations by a leading commercial bank in Tokyo for selling spot U.S. dollars by telegraphic transfer against yen for such ten (10) consecutive trading days (hereinafter referred to as the “Reference Exchange Rate”) (any fraction less than one (1) cent arising as a result of such calculation shall be rounded up to the nearest one (1) cent); provided, however, that if the Reference Yen Price is lower than any of (a) the average of the Closing Prices for the thirty (30) consecutive trading days (excluding days on which there is no Closing Price) commencing forty-five (45) trading days immediately before the day that is immediately after the allotment date of Stock Acquisition Rights, (b) the average of the Closing Prices for the thirty (30) consecutive trading days (excluding days on which there is no Closing Price) commencing forty-five (45) trading days immediately before the date (being the allotment date of Stock Acquisition Rights) on which the Corporation fixes the Exercise Price, or (c) the Closing Price on the allotment date of Stock Acquisition Rights (if there is no Closing Price on such date, the Closing Price on the immediately preceding trading day), the Exercise Price shall be the U.S. dollar amount obtained by dividing the highest price among (a), (b) and (c) above by the Reference Exchange Rate (any fraction less than one (1) cent arising as a result of such calculation shall be rounded up to the nearest one (1) cent).

(ii)	Adjustment of Exercise Price

In the event that the Corporation conducts a stock split (including free distribution of shares (musho-wariate)) or consolidation of the Common Stock after the allotment date of Stock Acquisition Rights, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction less than one (1) yen or one (1) cent resulting from the adjustment shall be rounded up to the nearest one (1) yen or one (1) cent.

Exercise Price after adjustment	=	Exercise Price before adjustment	x	1
Ratio of split or consolidation

In addition, in the case of a merger with any other company, corporate split or reduction of the amount of capital of the Corporation, or in any other case similar thereto where an adjustment of Exercise Price shall be required, in each case after the allotment date of Stock Acquisition Rights, the Exercise Price shall be adjusted appropriately to the extent reasonable.

(4)	Period during which Stock Acquisition Rights May be Exercised

The period during which Stock Acquisition Rights may be exercised will be the period from the allotment date of Stock Acquisition Rights to the day on which ten (10) years have passed from such allotment date.

(5)	Conditions for the Exercise of Stock Acquisition Rights

(i) No Stock Acquisition Right may be exercised in part.

(ii) In the event of a resolution being passed at a general meeting of shareholders of the Corporation for an agreement for any consolidation, amalgamation or merger (other than a consolidation, amalgamation or merger in which the Corporation is the continuing corporation), or in the event of a resolution being passed at a general meeting of shareholders of the Corporation (or, where a resolution of a general meeting of shareholders is not necessary, at a meeting of the Board of Directors of the Corporation) for any agreement for share exchange (kabushiki-kokan) or any plan for share transfer (kabushiki-iten) pursuant to which the Corporation is to become a wholly-owned subsidiary of another corporation, Stock Acquisition Rights may not be exercised on and after the date of such resolution.

(iii) Conditions for the exercise of Stock Acquisition Rights other than the conditions referred to above shall be determined by the Board of Directors of the Corporation.

(6)	Mandatory Repurchase of Stock Acquisition Rights

Not applicable.

(7)	Matters concerning the Amount of Capital and the Additional Paid-in Capital Increased by the Issue of the Shares upon Exercise of Stock Acquisition Rights

(i) The amount of capital increased by the issue of the shares upon exercise of Stock Acquisition Rights shall be the amount obtained by multiplying the maximum limit of capital increase, as calculated in accordance with the provisions of Paragraph 1, Article 40 of the Company Accounting Regulations, by 0.5, and any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen.

(ii) The amount of additional paid-in capital increased by the issue of the shares upon exercise of Stock Acquisition Rights shall be the amount obtained by deducting the capital to be increased, as provided in (i) above, from the maximum limit of capital increase, as also provided in (i) above.

(8)	Restrictions on the Acquisition of Stock Acquisition Rights through Transfer

The Stock Acquisition Rights cannot be acquired through transfer, unless such acquisition is expressly approved by the Board of Directors of the Corporation.

< SHAREHOLDERS’ PROPOSAL (PROPOSAL 4) >

Proposal 4 is proposed by 36 shareholders.

4.	To amend the Articles of Incorporation with respect to disclosure to shareholders regarding remuneration paid to each Director.

(1)	Proposal

It is proposed that the Corporation add the following new provision to its Articles of Incorporation:

“With respect to remuneration determined by the Compensation Committee and paid to Directors during a business year, the amount of remuneration paid to each of the top five (5) Directors in terms of amount of remuneration shall be disclosed in the business report that is attached to the convocation notice of the ordinary general meeting of shareholders held with respect to such business year.”

(2)	Reasons for Proposal

Since 2002, essentially the same proposal has been submitted for approval. Last year, the proposal was accepted by shareholders holding 46.7% of voting shares. In the United States, it is said that if shareholder proposals are accepted by 10% or more of voters, the board of directors must reflect in its governance this voice of the shareholders. In this sense, a nearly 50% in-favor vote is significant. These figures reflect the global trend toward disclosing the remuneration paid to individual directors.

The Board of Directors says that disclosing the total amount of remuneration is sufficient. However, the convocation notice for last year’s general meeting of shareholders indicated only that Directors and Corporate Executive Officers were paid a total of ¥2,440 million (fixed remuneration of ¥969 million + bonus linked to business results of ¥297 million + retirement allowances of ¥1,174 million). The remuneration paid to the three Corporate Executive Officers who are also Directors—whether in total or individually—is unclear. Now in particular, to augment management transparency, it is essential to disclose the individual remuneration of at least the top five (5) Directors. The proposal outlined above is based on the conviction that such disclosure will raise Sony’s international standing and augment corporate value.

< Opinion of the Board of Directors of the Corporation >

The Board of Directors of the Corporation opposes the proposal.

The Corporation has taken various measures within the framework of the Commercial Code to separate the role of “Executive Officer” and “Director” and to strengthen the Corporation’s “Corporate Governance”, including the introduction of the Corporate Executive Officer system in 1997, which is unique to the Corporation. In addition, upon completion of the ordinary general meeting of shareholders held in 2003, the Corporation adopted the new corporate governance system under the Commercial Code referred to as the “Company with Committees” system. As a result, three statutory committees were established: the Nominating Committee, the Audit Committee, and the Compensation Committee, and a majority of members of each of those committees consists of outside Directors. Under this new corporate governance system, Corporate Executive Officers were also established. Under this committee system, the amounts of remuneration for each Director and Corporate Executive Officer are determined by the Compensation Committee, and the basic policy regarding remuneration for the Directors and the Corporate Executive Officers as determined by the Compensation Committee has been disclosed in the Corporation’s Business Report.

The aggregate amount of remuneration paid to the Directors and the Corporate Executive Officers by the Corporation has been disclosed to all shareholders in the Corporation’s Business Report with a breakdown of fixed remuneration, bonuses linked to business results, and retirement allowances paid to both groups of Directors and Corporate Executive Officers. In addition, in the basic policy regarding remuneration for Directors and Corporate Executive Officers, the Corporation will clarify that the decision on remuneration is an objective decision that is based on research by a third party regarding remuneration of management of both domestic and foreign companies. Moreover, the Corporation has concretely disclosed a standard for the determination of the amounts of bonus linked to business results. Starting from the fiscal year ended March 31, 2006, for the purpose of realizing remuneration linked to business results and shareholder value, the Corporation has repealed the retirement allowance system and introduced a retirement shares allowance system linked to the Corporation’s share price. (Please refer to pages 18 and 19)

The Board of Directors believes that the Corporation’s current procedure that discloses the aggregate amount of remuneration for Directors and Corporate Executive Officers and clarifies the standard of distribution is adequate from the standpoint of existing law, business practice and corporate governance.

In addition to executive remuneration, the Corporation will continue to disclose beneficial information for our shareholders and investors; therefore, the Board of Directors opposes the establishment of the provision under this proposal that forces the Directors to disclose individual remuneration.

At the 89th Ordinary General Meeting of Shareholders held on June 22, 2006, of the number of voting rights held by shareholders in attendance, the number of voting rights exercised up to the preceding day in writing and via the Internet was reported, with a breakdown of the number of “in favor” and “opposed” votes for each proposal. It later became evident, however, that due to an administrative mistake in the calculation, a portion of voting rights exercised as opposed to the shareholder proposal were counted as votes in favor of such proposal. As a result, the number of voting rights in favor of the shareholder proposal has been corrected to 42% of the number of voting rights exercised in writing and via the Internet, while the Corporation previously reported that such number represented 47%.

[For Reference]

Summary of Limited Liability Agreement

Pursuant to the Articles of Incorporation, the Corporation entered into the Limited Liability Agreement with each of all 10 outside Directors. A summary of that Agreement is as follows:

(1)	In a case where the Director is liable to the Corporation after the execution of this Agreement for damages caused by the negligence of his/her duties as a director of the Corporation pursuant to Article 423, Paragraph 1 of the Company Law, such liabilities shall be limited to the higher of either thirty million yen (30,000,000 yen) or an aggregate sum of the amounts prescribed in Article 425, Paragraph 1 of the Company Law only where the Director acted in good faith without any gross negligence in performing his/her duties.

(2)

In a case where the Director is reelected as an outside Director of the Corporation and reassumes his/her office as such on the expiration of the term of his/her office as an outside Director of the Corporation, this Agreement shall continue to be effective after the reelection and re-assumption without any action or formality.

Summary of Stock Acquisition Rights (SARs) issued by the Corporation in the past (outstanding as of March 31, 2007)

Name (Date of issuance)	Exercise period	Total number of SARs issued	Number of shares to be issued or transferred	Exercise price	Percentage of SARs exercised
The first series of Common Stock Acquisition Rights (December 9, 2002)	December 9, 2003 ~ December 8, 2012	11,241	1,124,100 Common Stock	¥ 5,396.0	6.4%
The third series of Common Stock Acquisition Rights (March 31, 2003)	April 1, 2003 ~ March 31, 2013	10,532	1,053,200 Common Stock	U.S.$ 36.57	27.2%
The fourth series of Common Stock Acquisition Rights (November 14, 2003)	November 14, 2004 ~ November 13, 2013	10,081	1,008,100 Common Stock	¥ 4,101.0	27.9%
The sixth series of Common Stock Acquisition Rights (March 31, 2004)	April 1, 2004 ~ March 31, 2014	10,325	1,032,500 Common Stock	U.S.$ 40.90	15.6%
The seventh series of Common Stock Acquisition Rights (November 18, 2004)	November 18, 2005 ~ November 17, 2014	11,867	1,186,700 Common Stock	¥ 3,782.0	16.7%
The ninth series of Common Stock Acquisition Rights (March 31, 2005)	April 1, 2005 ~ March 31, 2015	9,560	956,000 Common Stock	U.S.$ 40.34	5.3%
The tenth series of Common Stock Acquisition Rights (November 17, 2005)	November 17, 2006 ~ November 16, 2015	11,131	1,113,100 Common Stock	¥ 4,060.0	1.0%
The eleventh series of Common Stock Acquisition Rights (November 17, 2005)	November 18, 2005 ~ November 17, 2015	13,087	1,308,700 Common Stock	U.S.$ 34.14	4.3%
The twelfth series of Common Stock Acquisition Rights (November 16, 2006)	November 16, 2006 ~ November 15, 2016	10,695	1,069,500 Common Stock	¥ 4,756.0	0.0%
The thirteenth series of Common Stock Acquisition Rights (November 16, 2006)	November 17, 2006 ~ November 16, 2016	14,498	1,449,800 Common Stock	U.S.$ 40.05	0.0%

Note 1:	All series of Stock Acquisition Rights were issued for the purpose of granting stock options. Accordingly, no cash payment was required for the allocation.

Note 2:	Conditions for exercise of Stock Acquisition Rights are set forth in the Agreement Concerning Allocation of the Stock Acquisition Rights of Sony Corporation entered into between the Corporation and each person to whom Stock Acquisition Rights were allocated ("Allocation Agreement"), pursuant to the approval of the ordinary general meeting of shareholders and the resolution of the board of directors.

In light of the granting purpose (contributing to the improvement of the mid- and long- term business performance of Sony Group and thereby improving such business performance of Sony Group), the Allocation Agreement provides restrictions on exercise of Stock Acquisition Rights such as a restricted period of exercise (at least one-year period from the allotment date), the number of exercisable stock acquisition rights, enrollment requirement and others.

(1) Stock Acquisition Rights held by Directors and Corporate Executive Officers of the Corporation (as of March 31, 2007)

Name	Directors (Excluding Outside Directors and Directors who concurrently serve as Corporate Executive Officers)		Outside Directors		Corporate Executive Officers
	Number of shares to be issued or transferred	Number of holders	Number of shares to be issued or transferred	Number of holders	Number of shares to be issued or transferred	Number of holders
The first series of Common Stock Acquisition Rights	1,800	1	0	0	14,400	4
The third series of Common Stock Acquisition Rights	0	0	0	0	215,400	2
The fourth series of Common Stock Acquisition Rights	20,000	1	9,000	5	23,000	4
The sixth series of Common Stock Acquisition Rights	0	0	0	0	225,000	2
The seventh series of Common Stock Acquisition Rights	1,800	1	9,000	5	102,000	5
The ninth series of Common Stock Acquisition Rights	0	0	0	0	230,000	2
The tenth series of Common Stock Acquisition Rights	1,800	1	14,400	8	159,000	5
The eleventh series of Common Stock Acquisition Rights	0	0	0	0	430,000	2
The twelfth series of Common Stock Acquisition Rights	1,800	1	18,000	10	237,000	5
The thirteenth series of Common Stock Acquisition Rights	0	0	0	0	430,000	2

(2) Stock Acquisition Rights allocated to employees and others by the Corporation during the fiscal year ended March 31, 2007

The details of these Stock Acquisition Rights are mentioned in the twelfth and thirteenth series of Common Stock Acquisition Rights above.

Stock Acquisition Rights allocated to employees of the Corporation, directors and employees of the Corporation’s subsidiaries

Name	Employees of the Corporation		Directors and employees of the Corporation’s subsidiaries
	Number of shares to be issued or transferred	Number of persons allocated	Number of shares to be issued or transferred	Number of persons allocated
The twelfth series of Common Stock Acquisition Rights	293,400	215	519,300	360
The thirteenth series of Common Stock Acquisition Rights	0	0	1,019,800	509

Amounts of remuneration paid to Directors and Corporate Executive Officers (For the fiscal year ended March 31, 2007)

	Fixed Remuneration		Bonus linked to business results		Retirement Allowances (including Phantom restricted stock plan)
	Number of persons	Amount	Number of persons	Planned payment amount	Number of persons	Planned payment amount
Directors (Outside Directors)	11 (Note 1) (10)	Million Yen 169 (153)	- ( - )	Million Yen - (Note 2) ( - )	1 ( - )	Million Yen 34 (Note 3) ( - )
Corporate Executive Officers	7	912	7	751 (Note3)	-	-
Total	18	1,081	7	751	1	34
Note 1:	The number of persons does not include three Directors who concurrently serve as Corporate Executive Officers, because the Corporation does not pay any remuneration for services as Director to Directors who concurrently serve as Corporate Executive Officers.

Note 2:	The Corporation does not pay bonuses linked to business results to Directors who do not concurrently serve as Corporate Executive Officers.

Note 3:

The amount that the Corporation plans to pay as bonuses linked to business results and Retirement Allowances will be paid in June 2007 pursuant to determination by the Compensation Committee at its meeting held on April 13, 2007, but excludes the amount paid in June 2006 as bonuses linked to business results for the fiscal year ended March 31, 2006 (a total of ¥825 million for 7 Corporate Executive Officers). Of the amount the Corporation expects to pay as Retirement Allowances, the amount to be paid under Phantom restricted stock plan will be calculated using the price of the Corporation’s common stock at the time of resignation. The preliminary calculation for the purpose of the above table uses the share price (closing price) of the Corporation’s common stock as of March 30, 2007.

Note 4:	In addition to the above, during the fiscal year under review the Corporation issued Stock Acquisition Rights for the purpose of granting stock options to Directors and Corporate Executive Officers and recorded ¥5.5 million for Directors (¥5.0 million for Outside Directors) and ¥276 million for Corporate Executive Officers in expenses. (Please refer to page 16.)

Basic policy regarding remuneration for Directors and Corporate Executive Officers

The basic policy regarding remuneration for the Directors and the Corporate Executive Officers, as determined by the Compensation Committee, is as follows:

(1)        Basic policy of Director remuneration

Taking into account that the main duty of the Directors is to supervise the performance of business operations of the Sony Group and the fact that Sony is a global company, in order to improve such function of the Directors, the following two elements shall constitute the basic policy for the determination of the remuneration of Directors:

-	Attracting and retaining an adequate talent pool of Directors possessing the requisite abilities to excel in the global marketplace; and
-	Ensuring the effectiveness of the supervisory function of the Directors.

Based upon the above, the remuneration of Directors shall consist of the following three components:

-	Fixed remuneration;

-	Remuneration linked to share price; and
-	Phantom restricted stock plan.

The schedule for the amount of each component and its percentage of total remuneration shall be determined in conformance with the basic policy above. Remuneration of Directors shall be at an appropriate level determined based upon research by a third party regarding remuneration of management of both domestic and foreign companies. The Director remuneration shall not be paid to those Directors who concurrently serve as Corporate Executive Officers.

Regarding the Phantom restricted stock plan which was introduced in the fiscal year ended March 31, 2006, points fixed every year by the Compensation Committee shall be granted to Directors every year during his/her tenure, and at the time of resignation, the remuneration amount shall be calculated by multiplying Sony’s common stock price by accumulated points. The resigning Director shall purchase Sony’s common stock with this remuneration.

(2)        Basic policy of Corporate Executive Officer remuneration

Taking into account that Corporate Executive Officers are key members of management responsible for executing the business operations of Sony, in order to further improve the business results of Sony, the following two elements shall constitute the basic policy for the determination of the remuneration of Corporate Executive Officers:

-	Attracting and retaining an adequate talent pool of Corporate Executive Officers possessing the requisite abilities to excel in the global marketplace; and
-	Providing effective incentives to improve business results on a short term, medium and long term basis.

Based upon the above, remuneration of Corporate Executive Officers shall consist of the following four components:

-	Fixed remuneration;
-	Bonus linked to business results;
-	Remuneration linked to share price; and
-	Phantom restricted stock plan.

The schedule for the amount of each component and its percentage of total remuneration shall be determined in conformance with the above basic policy with an emphasis on linking remuneration to business results and shareholder value. Remuneration of Corporate Executive Officers shall be at an appropriate level determined based upon research by a third party regarding remuneration of management of both domestic and foreign companies.

Specifically, the amount of bonus linked to business results shall be determined based upon consolidated business results of Sony, such as operating margin and the level of achievement in respect of the business area(s) for which the relevant Corporate Executive Officer is responsible, and the amount paid to Corporate Executive Officers shall fluctuate within the range from 0% to 200% of the base amount.

Regarding the Phantom restricted stock plan which was introduced in the fiscal year ended March 31, 2006, points fixed every year by the Compensation Committee shall be granted to Corporate Executive Officers every year during his/her office, and at the time of resignation, the remuneration amount shall be calculated by multiplying Sony’s common stock price by accumulated points. The resigning Corporate Executive Officer shall purchase Sony’s common stock with this remuneration.

Holders of American Depositary Receipts / European Depositary Receipts of record as of March 31, 2007, desiring to have their shares voted by the Depositary at the Meeting should execute the enclosed Voting Instruction Form and return it to the Depositary on or before 3:00 p.m. (New York time), June 15, 2007.

If your instructions are not received at or prior to that time, the Depositary intends to give a discretionary proxy for your vote to a person designated by Sony Corporation.

JPMorgan Chase Bank, N.A., Depositary

Dated: May 31, 2007

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION (Registrant)
By:	/s/ Nobuyuki Oneda
(Signature) Nobuyuki Oneda Corporate Executive Officer, Executive Vice President and Chief Financial Officer

Date: May 31, 2007